RECEIVED
2004 JUL 20 A 11:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

July 9, 2004

04035647

Securities and Exchange Commission
Office of International Finance
450 - 5th Street NW
Washington, D.C. 20549

SUPPL

FILE #82-1601

Dear Sir/Madam:

Re: USA Video Interactive Corp. (the *"Company"*)
News Release

Enclosed for your reference is a copy of the Company's recent News Release, which was delivered to an acceptable dissemination service with instructions for "Immediate Release".

Yours truly,

USA VIDEO INTERACTIVE CORP.

"Anton (Tony) J. Drescher"

Per:
Anton (Tony) J. Drescher
Director

PROCESSED
JUL 21 2004
THOMSON
FINANCIAL

dlw 7/20

/cg
Encl.

#507, 837 West Hastings Street
Vancouver, BC V6C 3N6
☎(604) 685-1017
Fax (604) 685-5777

RECAP OF ANNUAL MEETING OF SHAREHOLDERS

Old Lyme, Connecticut, July 9, 2004 – USA Video Interactive Corp. (**OTCBB:** USVO; **TSX:** US; **BSE/Frankfurt:** USF; **http://www.usvo.com/**) announces that at the annual meeting of shareholders held on July 9, 2004, the shareholders approved the following matters:

1. The election of management's three nominees as set out in the Proxy Statement; as follows:
   Edwin Molina
   Anton J. Drescher
   Maurice Loverso

2. The appointment of Goldstein Golub Kessler, LLP, as auditors of the Company for the ensuing year.

About USA Video Interactive Corp.

USVO is a developer and supplier of Internet media delivery services, systems, and innovative end-to-end solutions. The Company developed its StreamHQ™ architecture to provide a wide range of business customers with value-added media delivery services. In addition, the Company has developed and recently released MediaSentinel™, its proprietary patent pending core digital rights management technology. USVO holds the pioneering patent for store-and-forward video, filed in 1990 and issued by the United States Patent and Trademark Office on July 14, 1992; it has been cited by at least 165 other patents. USVO holds similar patents in Germany, Canada, England, France, Spain, Italy and Japan. For more information, visit www.usvo.com.

USA Video Interactive Corporate Headquarters Office: 83 Halls Road, Old Lyme, Connecticut, 06371 Telephone (860) 434 - 5535 Facsimile (860) 434 - 5782; Canada Office: 507 – 837 West Hastings Street, Vancouver, BC V6C 3N6. Trading symbol on the OTCBB: USVO; Trading symbol on the TSX Venture Exchange US; Trading symbol on the Berlin and Frankfurt Stock Exchanges: USF. CUSIP 902924208. For more information contact Edwin Molina (860) 434 - 5535; info@usvo.com

The press release may contain forward-looking statements. Actual results may differ materially from those projected in any forward-looking statements. Investors are cautioned that such forward-looking statements involve risk and uncertainties, which may cause actual results to differ from those described.

The TSX Venture Exchange (TSX) has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.